File No. 70-10187


                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                 AMENDMENT NO. 1
                                       TO
                                    FORM U-1


                           APPLICATION OR DECLARATION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                      * * *

                                  AEP MEMCO LLC
                     1 Riverside Plaza, Columbus, Ohio 43215

                        OHIO VALLEY ELECTRIC CORPORATION
              3932 U.S. Route 23, P.O. Box 468, Piketon, Ohio 45661
              -----------------------------------------------------
                   (Name of company filing this statement and
                    addresses of principal executive offices)

                                      * * *

                                FIRSTENERGY CORP.
                     76 South Main Street, Akron, Ohio 44308

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215
                     (Name of top registered holding company
                     parent of each applicant or declarant)

                                      * * *

                     Susan Tomasky, Executive Vice President
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215


                         John B. Keane, General Counsel
                   AMERICAN ELECTRIC POWER SERVICE CORPORATION
                     1 Riverside Plaza, Columbus, Ohio 43215
                   (Names and addresses of agents for service)

      Ohio Valley Electric Corporation ("OVEC"), an electric public utility subsidiary of American Electric Power Company, Inc. ("AEP") and FirstEnergy Corp. ("FirstEnergy"), each a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and AEP MEMCo LLC, a Delaware limited liability company ("MEMCo"), a wholly-owned non-utility subsidiary of AEP (hereinafter collectively referred to as "Applicants") hereby amend and restate this application-declaration with the Securities and Exchange Commission ("Commission").

ITEM 1.     DESCRIPTION OF PROPOSED TRANSACTIONS

      A.    Background and Requested Authority

      OVEC and its wholly-owned subsidiary, Indiana-Kentucky Electric Corporation ("IKEC"), own two generating stations located in Ohio and Indiana with a combined electric production capability of approximately 2,256 megawatts. OVEC is owned by AEP, FirstEnergy and other investor-owned utilities. The owners and their respective ownership percentages are: Allegheny Energy, Inc. (3.5%), AEP (39.17%), Buckeye Power Generating, LLC (9.0%), The Cincinnati Gas & Electric Company, a subsidiary of Cinergy Corp. (9.0%), Columbus Southern Power Company, a subsidiary of AEP ("CSPCo") (4.3%), The Dayton Power and Light Company, a subsidiary of DPL Inc. (4.9%), Kentucky Utilities Company, a subsidiary of E.ON AG (2.5%), Louisville Gas and Electric Company, also a subsidiary of E.ON AG (5.63%), Ohio Edison Company, a subsidiary of FirstEnergy (16.5%), Southern Indiana Gas and Electric Company, a subsidiary of Vectren Corporation (1.5%), and The Toledo Edison Company, also a subsidiary of FirstEnergy (4.0%). These entities or their affiliates purchase power from OVEC according to the terms of an Inter-Company Power Agreement ("ICPA").

      Description of OVEC and the Sponsoring Companies

      OVEC was formed in the early 1950s by a group of holding companies and utilities located in the Ohio Valley region in response to the request of the United States Atomic Energy Commission ("AEC") to supply the electric power and energy necessary to meet the needs of a uranium enrichment plant being built by the AEC in Pike County, Ohio.

      OVEC owns two coal-fired generating stations: (1) the Kyger Creek Plant in Cheshire, Ohio, which has a generating capacity of 1,075 megawatts, and (2) the Clifty Creek Plant in Madison, Indiana, which has a generating capacity of 1,290 megawatts and is owned by OVEC's wholly owned subsidiary, Indiana-Kentucky Electric Corporation. Upon its formation, OVEC entered into two principal power sales agreements: (i) the DOE Power Agreement, which was between OVEC and the United States of America, currently acting by and through the AEC's successor, the Secretary of Energy, the statutory head of the United States Department of Energy ("DOE") and (ii) the ICPA, which is among OVEC and the Sponsoring Companies. Each of the Sponsoring Companies is either an owner of OVEC's stock or an affiliate of an owner.

      In order to supply the significant power and energy needs of the DOE's Ohio enrichment facility, the DOE Power Agreement entitled the DOE to essentially all of the generating capacity of OVEC's generating facilities. The ICPA was intended to complement OVEC's supply of power and energy under the DOE Power Agreement. It grants to the Sponsoring Companies certain rights to surplus energy not needed to serve the uranium enrichment plant. As a result of the DOE's termination of the DOE Power Agreement as of April 30, 2003, each of the Sponsoring Companies currently is entitled to its specified share of all net power and energy produced by OVEC's two generating stations. In return, the ICPA requires the Sponsoring Companies to pay their share of all of OVEC's costs resulting from the ownership, operation and maintenance of its generation and transmission facilities, except those costs that were paid by the DOE.

      MEMCo is an inland marine transporter operating approximately 1,700 barges and 40 towboats on the Ohio, Mississippi and Illinois Rivers and along the inter-coastal canal of the Gulf Coast. It also operates a marine repair business and owns a 33% interest in a large marine terminal near the mouth of the Mississippi River. MEMCo also provides a range of value-added services including barge cleaning and topside repair, dry-dock services, barge fleeting, shifting and re-delivery services and mid-stream ship mooring. MEMCo provides barge transportation services to associates and non-affiliated companies.

      The operation of OVEC's generating stations requires the movement and storage of substantial quantities of coal to ensure the availability of power to its customers. Barging has been, and continues to be, the cheapest mode of transporting bulk commodities such as coal. OVEC and IKEC have used barge transportation for many years to transport coal to these plants. They have had contracts with non-affiliates to provide these barging activities.

      Most recently, OVEC/IKEC was under contract for barge services from American Commercial Barge Line, LLC ("ACBL") through December 31, 2003. When ACBL declared bankruptcy in January, 2003, OVEC/IKEC needed to obtain reliable barge services. Consequently, MEMCo began providing services to OVEC/IKEC at cost in March, 2003 pursuant to Rule 87(b)(2). The magnitude of the OVEC move, which involves a large number of barges and towboats, made it extremely difficult for any other barge provider to supply such services to OVEC. Barge providers typically enter into multi-year contracts. MEMCo continued to provide such services while OVEC/IKEC solicited bids for barge services from several non-affiliates, as well as MEMCo. MEMCo's bid at cost was lower than bids received from non-affiliates; therefore, MEMCo seeks approval to provide barge services to OVEC/IKEC at cost in accordance with Rules 90 and 91.

      B.    Compliance with Rule 54

      The proposed transaction is also subject to the requirements of Rule 54. Rule 54 provides that in determining whether to approve an application by a registered holding company which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company if paragraphs (a),
(b) and (c) of Rule 53 are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists.

      FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the terms of the Commission's order approving FirstEnergy's acquisition of GPU, INC. (HCAR No. 27459, dated October 29, 2001) (the "Merger Order"), as modified by the order dated June 30, 2003 (HCAR No. 27694) (the "2003 FirstEnergy Financing Order"), the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earnings," also as defined in Rule 53(a)(1), of $1.79 billion as of December 31, 2004, would be $895 million. The Merger Order, as modified by the 2003 FirstEnergy Financing Order, also specifies that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 FirstEnergy Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

      As of December 31, 2004, and on the same basis as set forth in the Merger Order, FirstEnergy's "aggregate investment" in EWGs and FUCOs was approximately $1,023 million,(1) an amount significantly below the $5 billion amount authorized in the Merger Order, as modified by the 2003 Financing Order. Additionally, as of December 31, 2004, "consolidated retained earnings" were $1.79 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

      In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of December 31, 2004, FirstEnergy's consolidated capitalization consisted of 42.8% common equity, 1.2% cumulative preferred stock, 55.1% long-term debt and 0.9% short-term debt. As of December 31, 2001, those ratios were as follows: 30.3% common equity, 3.1% cumulative preferred stock, 63.1% long term debt and 3.5% short-term debt. Additionally, the proposed transactions will not have any material impact on FirstEnergy's capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa").(2)

      Further, since the date of the Merger Order, and, after taking into account the effects of the merger, there has been no material change in FirstEnergy's level of earnings from EWGs and FUCOs.

      FirstEnergy's operating public-utility subsidiaries remain financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those public-utility subsidiaries of FirstEnergy that have ratings:

--------------------------------------------------------------------
Subsidiary               Standard &        Moody's(4)  Fitch(5)
                         Poors(3)
--------------------------------------------------------------------
--------------------------------------------------------------------
Ohio Edison              BBB               Baa1        BBB+
Cleveland Electric       BBB-              Baa2        BBB-
Toledo Edison            BBB-              Baa2        BBB-
Penn Power               BBB               Baa1        BBB+
JCP&L                    BBB+              Baa1        BBB+
Met-Ed                   BBB               Baa1        BBB+
Penelec                  BBB               Baa1        BBB+
--------------------------------------------------------------------

      FirstEnergy satisfies all of the other conditions of paragraphs (a) and
(b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred. For the reasons given above, the requirements of Rule 53(c) are satisfied.

                                      * * *

      AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. ("CSW"), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 35-27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the "Rule 53(c) Order").

      AEP currently meets all of the conditions of Rule 53(a). At December 31, 2004, AEP's "aggregate investment", as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $222 million, or about 12% of AEP's "consolidated retained earnings", also as defined in Rule 53(a)(1), for the four quarters ended December 31, 2004 ($1.809 billion).

      In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b)(1) or (3) has occurred or is continuing.

      The circumstances described in Rule 53(b)(2) have occurred. As a result of the recording of a loss with respect to impairment charges, AEP's consolidated retained earnings declined. The average consolidated retained earnings of AEP for the four quarterly periods ended December 31, 2004 was $1.809 billion, or a decrease of approximately 14% from AEP's average consolidated retained earnings for the four quarterly periods ended December 31, 2003 of $2.099 billion. In addition, AEP's "aggregate investment" in EWGs and FUCOs as of December 31, 2004 exceeded 2% of the total capital invested in utility operations.

      In the fourth quarter of 2003, AEP recorded pre-tax impairments of assets (including goodwill) and investments totaling $1.4 billion that reflected downturns in energy trading markets, projected long-term decreases in electricity prices, and other factors. The impairments consisted of $650 million related to asset impairments, $70 million related to investment value and other impairment losses, and $711 million related to discontinued operations. Of the discontinued operations, $577 million was attributable to the impairment of the fixed-asset carrying value of AEP's two coal-fired generation plants in the United Kingdom ("U.K. Generation"). AEP recorded a pre-tax impairment of $70 million on certain of its qualifying facilities, as defined under the Public Utility Regulatory Policies Act of 1978, as amended ("QFs"), in the third quarter of 2003.

      Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Utility Subsidiaries(6), their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP's overall financial condition which took into account, among other factors, AEP's consolidated capitalization ratio and the growth trend in AEP retained earnings.

      As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP's consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries ("Trust Preferred Securities") representing 1.4%.

      As of December 31, 2004, AEP's consolidated capitalization consisted of 58.9% debt, 41.1% common and preferred equity (consisting of common stock representing 40.8% and $61 million principal amount of preferred stock representing 0.3%).

      Since the date of the Rule 53(c) Order, there has been an increase in AEP's consolidated equity capitalization ratio. In addition, the Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

      As of December 31, 1999, Standard and Poor's ("S&P") rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company, A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

      As of December 31, 2004, S&P's rating of secured debt for AEP's Utility Subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P's rating of AEP's unsecured debt was BBB as of December 31, 2004.

ITEM 2.     FEES, COMMISSIONS AND EXPENSES

      No fees, commissions or expenses other than expenses estimated not to exceed $2,000 to be billed at cost by American Electric Power Service Corporation, are to be paid by Applicants or any associate company in connection with the authority sought in this filing.

ITEM 3.     APPLICABLE STATUTORY PROVISIONS

      Section 13 of the 1935 Act and Rules 54 and 80 through 95 thereunder are or may be applicable to the transactions proposed herein. To the extent that any other sections of the 1935 Act may be applicable to the proposed transactions, the Company hereby requests appropriate authority thereunder.

ITEM 4.     REGULATORY APPROVALS

      No state regulatory authority and no federal regulatory authority, other than the Commission under the 1935 Act, has jurisdiction over the proposed transaction.

ITEM 5.     PROCEDURE

      It is requested, pursuant to Rule 23(c) of the Rules and Regulations of the Commission, that the Commission's order granting and permitting to become effective this Application or Declaration be issued on or before April 30, 2005. Applicants waive any recommended decision by a hearing officer or by any other responsible officer of the Commission and waives the 30-day waiting period between the issuance of the Commission's order and the date it is to become effective, since it is desired that the Commission's order, when issued, becomes effective forthwith. Applicants consent to the Office of Public Utility Regulation assisting in the preparation of the Commission's decision and/or order in this matter, unless the Office opposes the matter covered by this Application or Declaration.

ITEM 6.     EXHIBITS AND FINANCIAL STATEMENTS.

      Exhibit A   -     Form of Barge Contract between OVEC and MEMCo
                        (to be filed by amendment)

      Exhibit H   -     Form of Notice (previously filed)

ITEM 7.     INFORMATION AS TO ENVIRONMENTAL EFFECTS

      It is believed that the granting and permitting to become effective of Application or Declaration will not constitute a major Federal action significantly affecting the quality of the human environment. No other Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transaction.

                                   SIGNATURES

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Application-Declaration to be signed on their behalf by the undersigned thereunto duly authorized.

                        OHIO VALLEY ELECTRIC CORPORATION


                        By: /s/ David L. Hart
                                Vice President


                        AEP MEMCO LLC


                        By: /s/ Jeffrey D. Cross
                                Assistant Secretary

Dated: April 29, 2005


(1) This $1,023 million amount represents Current Investments only. As of December 31, 2004, FirstEnergy had no GenCo Investments.

(2) At the time of the Merger Order, FirstEnergy identified certain former
GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge to reduce the carrying value of its remaining 20.1% interest. On January 16, 2004, FirstEnergy announced that it had completed the sale of its remaining 20.1% interest in Avon. Additionally, FirstEnergy did not reach a definitive agreement to sell Emdersa as of December 31, 2002, and therefore, the Emdersa assets could no longer be treated as "assets pending sale" on the FirstEnergy consolidated balance sheets. In April 2003, FirstEnergy abandoned its ownership interest in Emdersa. As a result of this divestiture, FirstEnergy recognized a one-time, non-cash charge of $67.4 million in the second quarter of 2003. In addition, FirstEnergy reflected the results of this business (after-tax loss of $87.5 million) as discontinued operations in the restated Consolidated Statement of Income for the year ended December 31, 2002. FirstEnergy also recognized a currency translation adjustment in other comprehensive income of $91.5 million in 2002. On February 2, 2004, FirstEnergy announced that it had completed the sale of all of its remaining operating FUCO assets.

(3) Standard & Poor's Rating Services

(4) Moody's Investors Service, Inc.

(5) Fitch, Inc.

(6) Appalachian Power Company ("APCo"), Columbus Southern Power Company ("CSPCo"), Indiana Michigan Power Company ("I&M"), Kentucky Power Company ("KPCo"), Ohio Power Company ("OPCo"), AEP Texas Central Company ("TCC"), Public Service Company of Oklahoma ("PSO"), Southwestern Electric Power Company ("SWEPCo") and AEP Texas North Company (formerly West Texas Utilities Company) ("TNC"), collectively, the "Utility Subsidiaries").